1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
December 19, 2022	www.integraresources.com

INTEGRA PUBLISHES SECOND ANNUAL SUSTAINABILITY REPORT

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) is pleased to announce the publication of its second annual Sustainability Report (the "Report") covering the Company's commitments, activities and performance at the DeLamar Project, located in southwest Idaho.

"Integra is proud to publish our second annual Sustainability Report, highlighting the Company's firm commitment to our core values of Integrity, Care, and Innovation" stated George Salamis, Integra's President & CEO. "As mineral exploration and development companies individually seek to establish what ESG means for them, our team remains committed to ensuring we focus keenly on the communities that surround us, and on solutions that provide tangible value to our stakeholders and shareholders alike."

The Report can be found on the Company's website, or by following the link below:

https://integraresources.com/site/assets/files/3091/integra-2021-sustainability-report-online.pdf

2021 Sustainability Report Highlights

Governance

  ESG Board Committee established - Integra's Board of Directors implemented a dedicated committee to oversee all Environment, Social, and Governance ("ESG") related activity.
  Operational Goals - The team set operational goals for the pre-production time-period of the DeLamar Project site. These goals were influenced and inspired by the material topics outlined in this year's robust stakeholder materiality assessment - thereby linking the values of our stakeholders with the vision and execution of our Company's activities.
  Core Values Ratified by Board - Comprehensive several-month process with 100% employee participation.

Social

  Hired full-time Community Affairs Manager - Hired an experienced community affairs specialist with a strong background in mining.
  Tribal Engagement - Began important in-person introductions and dialogue with Tribal Nations that have both current and ancestral ties to the land the DeLamar Project is operating on.
  Materiality Assessment - Conducted our first robust materiality assessment to solicit and understand the values and items of importance for our broad stakeholder base.

  Implementation of formal stakeholder feedback and grievance mechanism - Established an easily accessible and transparent process for inviting dialogue and soliciting comprehensive feedback from stakeholders.
  Data driven community affairs process - Multiple qualitative metric tracking mechanisms implemented to objectively assess and understand the Company's performance in the community
  Community Investment Policy - Implementation of first micro-loan.

Environment

  Sustainability in Action - Incorporation of multiple sustainability-driven options into the mine plan outlined in the Pre-feasibility Study ("PFS") that both decrease our impact on the environment and prioritize economic returns.
  Trout Unlimited Partnership- signed an Memorandum of Understanding with Trout Unlimited to evaluate and prioritize potential future habitat reclamation projects within the Jordan Creek watershed which has seen impact from antiquated mining practices.
  Zero Reportable Spills - Built upon our strong track record in spill management.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar gold-silver project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600m in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden preliminary economic assessment and now PFS. An independent technical report for the PFS on the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under the Company's profile at www.sedar.com and on the Company's website at www.integraresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: statements about the scope, timing and completion of the Pre-feasibility study; estimates of metallurgical recovery rates and the contribution of silver production to mining operations; anticipated advancement of DeLamar and future exploration prospects. These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated, or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this press release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.